Filed by The St. Paul Companies, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of The St. Paul and Travelers under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On February 13, 2004, The St. Paul filed with the SEC a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ annual report on Form 10-K, which was filed with the SEC on March 2, 2004, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s annual report on Form 10-K, which was filed on March 3, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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       The following letter was mailed to the stockholders of The St. Paul Companies, Inc:

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Your Vote IS Important

Please Vote Your Proxy Today

Dear Stockholder:

By now, you should have received your proxy material for The St. Paul Companies, Inc. Special Meeting. The 2004 Special Meeting is scheduled to be held on March 19th – only days away.

According to our records, your shares have not yet been voted. Your vote is important. Your Board believes that the merger with Travelers is in the best interest of the company and its stockholders. Please take the time to vote your proxy today.

Your shares cannot be voted unless you give your specific instructions by voting using the telephone, the internet or by signing, dating and returning your proxy card in the return envelope enclosed.

St. Paul’s Board of Directors recommends that stockholders vote “FOR” all of the proposals.

Your vote is extremely important. Please vote today.

Thank you for taking the time to vote your shares.

Sincerely yours,

Bruce A. Backberg
Corporate Secretary

If you have any questions or if you need assistance voting, please call Morrow & Co., Inc., our proxy solicitor, at 1-800-607-0088.

This letter may be deemed to be solicitation material in respect of the proposed merger of The St. Paul and Travelers. On February 13, 2004, The St. Paul filed with the SEC a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF THE ST. PAUL AND SHAREHOLDERS OF TRAVELERS ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations, or from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations.

The St. Paul, Travelers and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s annual report on Form 10-K, which was filed on March 3, 2004, and information regarding Travelers’ directors and executive officers is available in Travelers’ annual report on Form 10-K, which was filed with the SEC on March 2, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.